KIRKPATRICK & LOCKHART LLP
                1800 MASSACHUSETTS AVENUE, N.W.
                           2ND FLOOR
                  WASHINGTON, D.C.  20036-1800

                    TELEPHONE (202) 778-9000
                    FACSIMILE (202) 778-9100


                         October 28, 1996



Legg Mason Cash Reserve Trust
111 South Calvert Street
Baltimore, Maryland 21202

Dear Sirs:

     Legg Mason Cash Reserve Trust ("Trust") is a voluntary association organized under the laws of the Commonwealth of Massachusetts pursuant to a declaration of trust dated July 24, 1978. We understand that the Trust is about to file a Rule 24f-2 Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, for the purpose of making definite the number of shares of beneficial interest which it has registered under the Securities Act of 1933, as amended, and which were sold during the fiscal year ended August 31, 1996.

     As legal counsel to the Trust, we have participated in various matters of Trust operations and other matters relating to the Trust. We have examined copies of the Trust Instrument and the Trust's By-Laws, as now in effect, the minutes of meetings of the trustees of the Trust, and other documents relating to the organization and operation of the Trust, and we are generally familiar with its affairs. For certain matters of fact, we have relied upon repre-sentations of officers of the Trust. Based on the foregoing, it is our opinion that the shares sold during the Trust's fiscal year ended August 31, 1996, the registration of which will be made definite by the filing of the above-referenced Rule 24f-2 Notice, were legally issued and are fully paid and non-assessable. We express no opinion as to compliance with the Securities Act of 1933, the Investment Company Act of 1940 or applicable state securities laws in connection with the sales of shares of beneficial interest.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust states that no trustee shall have any power to bind the shareholders personally. It also states that if any shareholder or former shareholder of the Trust is held to be personally liable solely by reason of being or having been a shareholder and not because of acts, omissions or other reasons, the shareholder or former shareholder shall be entitled to be held harmless from and indemnified against all loss and expense arising from that liability, out of the assets belonging to the Trust. Thus, the risk of a shareholder incurring financial loss solely on account of his status as a shareholder is limited to circumstances in which the Trust would be unable to meet its obligations.

     We hereby consent to this opinion accompanying the Rule 24f-2 Notice which you are about to file with the Securities and Exchange Commission. We also consent to the reference to our firm under the caption "The Trust's Legal Counsel" in the statement of additional information incorporated by reference into the prospectus of the Trust and filed as part of the registration statement.



                                   Sincerely,

                                   KIRKPATRICK & LOCKHART


                                   By:/S/Arthur C. Delibert
                                       Arthur C. Delibert